# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IHS Holding Limited, CIK 0001876183
CUSIP: G4701H109
Title of class of securities: Ordinary Shares, par value $0.30 per share
Address of issuer's principal executive offices: 1 Cathedral Piazza, 123 Victoria Street, London, United Kingdom (X0), SW1E 5BP
Date of event which requires filing of this statement: 12/31/2021
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001384542

## Reporting persons
- International Finance Corporation: type of reporting person: other (OO); citizenship or place of organization: Unknown (XX); sole voting power 11,661,983; shared voting power 19,158,270; sole dispositive power 11,661,983; shared dispositive power 19,158,270; aggregate amount beneficially owned 19,158,270 (5.7% of the class)
  Comment: International Finance Corporation ("IFC") is an international organization established by Articles of Agreement among its member countries, including the United States, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature. The voluntary provision by IFC of the following information does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law. The "citizenship or place of organization" field of this cover page has been marked as "Unknown" to reflect IFC's status as an international organization.

## Item 1. Issuer
Name of issuer: IHS Holding Limited
Address of issuer's principal executive offices: 1 Cathedral Piazza 123 Victoria Street London SW1E 5BP United Kingdom

## Item 2. Person Filing
Name of person filing: International Finance Corporation ("IFC")
Address of principal business office or, if none, residence:
2121 Pennsylvania Avenue, NW
Washington, District of Columbia 20433
United States
Citizenship: International organization established by Articles of Agreement among its member countries

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: IFC, acting through IFC Asset Management Company, its equity mobilization department, possesses management power and dispositive control over IFC Global Infrastructure Fund, LP, an English limited partnership ("GIF Fund"). GIF Fund holds 7,496,287 Shares, while IFC holds 11,661,983 Shares of the Issuer. As a result of the foregoing, IFC may be deemed to beneficially own 19,158,270 Shares, 5.7% of the Shares issued and outstanding (based on 335,521,222 Shares issued and outstanding as of May 8, 2025, as reported in the Issuer's report of foreign private issuer on Form 6-K furnished to the United States Securities and Exchange Commission on June 2, 2025).
Percent of class: 5.7%
Sole power to vote or to direct the vote: 11,661,983
Shared power to vote or to direct the vote: 19,158,270
Sole power to dispose or to direct the disposition: 11,661,983
Shared power to dispose or to direct the disposition: 19,158,270

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- International Finance Corporation: /s/ Emre Bayarlar, for International Finance Corporation, Emre Bayarlar, Senior Investment Officer (02/17/2026)